Exhibit 99.1

NEWS RELEASE	FOR IMMEDIATE RELEASE

Thomson Reuters Reports Third-Quarter 2013 Results

•	Revenues grew 2% before currency
•	Adjusted EBITDA grew 4% to $845 million with a margin of 27.5%, up 100 basis points
•	Underlying operating profit grew 3% to $548 million with a margin of 17.8%, up 30 basis points
•	Adjusted earnings per share were $0.48, unchanged from prior-year period
•	Financial & Risk Q3 net sales positive; Surpassed 100,000 installed Eikon desktops in October
•	Positioned to accelerate transformation
o	Up to $1 billion of share repurchases planned
o	Planned charge of approximately $350 million to be incurred primarily in Q4
o	Increasing focus on organic growth and scale initiatives
•	2013 Outlook affirmed (excluding planned charge and pension contribution)

NEW YORK, October 29, 2013 – Thomson Reuters (TSX / NYSE: TRI) today reported results for the third quarter ended September 30, 2013. Revenues from ongoing businesses grew 2% (before currency) from the prior-year period to $3.1 billion. Adjusted EBITDA increased 4% from the prior-year period and the corresponding margin was 27.5% versus 26.5% for the third quarter of 2012. Underlying operating profit was up 3% and the corresponding margin was 17.8% versus 17.5% in the prior-year period.

Third-quarter adjusted earnings per share (EPS) were $0.48, unchanged from the prior-year period.

“Our third-quarter results confirm the positive momentum we are generating in the marketplace,” said James C. Smith, chief executive officer of Thomson Reuters.

“Our financial business recorded positive net sales for the first time since the second quarter of 2011. We have now installed more than 100,000 Eikon desktops to date,” said Smith. “I am also pleased that we crossed another milestone by migrating customers off our legacy Bridge Data Network, which was the third significant shutdown of a legacy platform this year.”

“Though we continue to expect challenging conditions in the coming quarters – particularly with the largest global banks – these are significant steps in returning our financial business to a growth footing.”

“Our improving track record on execution gives me the confidence to now move even faster in our transformation work,” said Smith. “We will pick up the pace of efforts to simplify and streamline our organization, to shift resources behind the most promising growth opportunities and to use every tool at our disposal to drive value creation for all our stakeholders.”

Thomson Reuters Reports Third-Quarter 2013 Results

Consolidated Financial Highlights

	Three Months Ended September 30,
	(Millions of U.S. dollars, except EPS and margins)
IFRS Financial Measures	2013	2012	Change
Revenues	$3,086	$3,181	-3%
Operating profit	$316	$372	-15%
Diluted earnings per share (EPS)	$0.33	$0.53	-38%
Cash flow from operations	$676	$591	14%

The decline in IFRS operating profit and diluted earnings per share reflected the loss of operating profit from divested businesses. Additionally, in the third quarter of 2012, the company recognized higher tax benefits.

Non-IFRS Financial Measures(1)	2013	2012	Change		Change Before Currency
Revenues from ongoing businesses	$3,073	$3,052	1%		2%
Adjusted EBITDA	$845	$809	4%		4%
Adjusted EBITDA margin	27.5%	26.5%	100	bp	50	bp
Underlying operating profit	$548	$534	3%		0%
Underlying operating profit margin	17.8%	17.5%	30	bp	-20	bp
Adjusted earnings per share (EPS)	$0.48	$0.48	0%
Free cash flow	$475	$377	26%
Free cash flow from ongoing businesses	$461	$341	35%

•	Revenues from ongoing businesses were $3.1 billion, a 2% increase before currency.
•	Adjusted EBITDA increased 4% and the corresponding margin was 27.5% versus 26.5% in the prior-year period, reflecting continued progress to reduce the company’s cost structure and the benefit of currency.
•	Underlying operating profit was up 3% and the corresponding margin was 17.8% versus 17.5% in the prior-year period, despite higher depreciation and amortization expense from recent product launches and acquisitions.
•	Adjusted EPS was $0.48, unchanged from the prior-year period. The improvement in adjusted EBITDA was offset by higher depreciation and amortization as well as higher tax expenses.

(1)	These and other non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the tables appended to this news release. Additional information is provided in the explanatory footnotes to the appended tables.

Thomson Reuters Reports Third-Quarter 2013 Results

Third-Quarter Business Segment Highlights
Unless otherwise noted, all revenue growth comparisons in this news release are before the impact of foreign currency as Thomson Reuters believes this provides the best basis to measure the performance of its business.

Financial & Risk

•	Revenues were down 1% due to weakness in transaction volumes and declining financial desktop revenues driven by the impact of negative net sales in the second half of 2012 and the first half of 2013. Organic revenues declined 3%.
•	Recurring subscription-related revenues decreased 2% (3% organic) due to negative net sales in the second half of 2012 and the first half of 2013. Transactions-related revenues increased 5% but were down 3% organic primarily due to lower trade volumes in foreign exchange and fixed income markets. Recoveries revenues were down 4% and Outright revenues increased 12% (8% organic).
•	By geography, revenues in Europe, Middle East and Africa (EMEA) were down 3%, revenues in the Americas were up 1% (down 2% organic), while revenues in Asia declined 1%.
•	EBITDA was $433 million, up 7% from the prior-year period, with the related margin up 240 basis points to 26.4% due to cost savings initiatives and the benefit of currency.
•	Operating profit was $275 million, up 10%, with a related margin of 16.8%. Operating profit margin increased 190 basis points.
•	Billed Eikon desktops totaled approximately 76,000 and installed Eikon desktops totaled approximately 96,000 at the end of the third quarter, both up 25% from June 30, 2013. Eikon surpassed 100,000 installed desktops in early October.
•	Net sales were positive in the third quarter for the first time in over two years, and marked the fourth consecutive quarter of year-on-year improvement.

Trading

•	Revenues decreased 5% with growth in Elektron Managed Services more than offset by legacy desktop cancellations primarily in Equities and Fixed Income.
•	Recoveries revenues were down 4%.

Investors

•	Revenues decreased 1% versus the prior-year period. Enterprise Content revenues increased 6% and were more than offset by a 5% decline in Investment Management revenues while Banking & Research and Wealth Management revenues were essentially unchanged.

Marketplaces

•	Revenues were flat (down 3% organic). FXall growth of 7% was more than offset by a decline in desktop revenues and a decline in foreign exchange and fixed income volumes resulting from reduced overall market activity.

Thomson Reuters Reports Third-Quarter 2013 Results

Governance, Risk & Compliance

•	Revenues grew 21% (16% organic) to $64 million from strong sales growth and continued strong demand.

Legal

•	Revenues increased 3% (down 1% organic). The decline in organic revenues was attributable to declines in US print revenues and in the Latin American business. Excluding US print, Legal revenues grew 6% (1% organic).
•	US Law Firm Solutions revenues were unchanged as a 6% increase in Business of Law (FindLaw and Elite) was offset by a 2% decline in research-related revenues.
•	Corporate, Government & Academic revenues were flat as an 11% increase in Corporate revenues was offset by a 5% decline in Government-related revenues as federal, state and local level customers continue to contend with cost pressures.
•	Global businesses grew 15% (down 1% organic) driven by strong growth from Practical Law Company (PLC) offset by a decline in Latin American revenues.
•	US print revenues declined 9% as firms continued to reduce discretionary spending.
•	EBITDA decreased 2% and the corresponding margin was 38.0% compared to 39.8% in the prior-year period. The decrease was primarily due to the decline in revenues from the highly profitable print business and the dilutive impact of the acquisition of PLC earlier this year.
•	Operating profit was down 3% and the corresponding margin was 29.4% compared to 31.0% in the prior-year period. The decline in the margin reflected the same items that impacted EBITDA margin performance.

Tax & Accounting

•	Revenues increased 10% (6% organic) driven by continued growth in subscription revenues and strong performance across all of the business segments except Government (4% of total Tax & Accounting revenues).
•	EBITDA increased 14% and the related margin grew 120 basis points to 24.4%. Margin expansion was driven by flow-through of higher revenues.
•	Operating profit increased 21% and the related margin increased 140 basis points to 12.6%.
•	Small movements in the timing of revenues and expenses can impact margins in any given quarter for the Tax & Accounting business. Full-year margins are more reflective of the segment’s underlying performance.

Intellectual Property & Science

•	Revenues increased 10% (up 3% organic). Growth was driven by the MarkMonitor acquisition and strong performance in the Life Sciences business.
•	EBITDA increased 11% and the related margin grew 40 basis points to 33.3% despite an 80 basis point dilutive impact from the MarkMonitor acquisition.

Thomson Reuters Reports Third-Quarter 2013 Results

•	Operating profit was up 11% and the related margin increased 30 basis points.
•	Small movements in the timing of revenues and expenses can impact margins in any given quarter for the Intellectual Property & Science business. Full-year margins are more reflective of the segment’s underlying performance.

Consolidated Financial Highlights – Nine Months

	Nine Months Ended September 30, (Millions of U.S. dollars, except EPS and margins)
IFRS Financial Measures	2013	2012	Change
Revenues	$9,424	$9,768	-4%
Operating profit	$1,303	$2,033	-36%
Diluted earnings per share (EPS)	$0.58	$1.97	-71%
Cash flow from operations	$1,696	$1,713	-1%

The declines in IFRS operating profit and diluted earnings per share were primarily due to significantly higher prior-year gains related to divestitures, which were $815 million in the nine months ended September 30, 2012 versus $157 million in the current period. 2012 divestitures included the company’s Healthcare business and 2013 divestitures included the company’s Corporate Services business. Additionally, in the current-year period, the company recorded a $396 million tax charge reflecting its continued efforts to achieve greater efficiencies through simplification and consolidation of its technology and content assets.

Non-IFRS Financial Measures (1)	2013	2012	Change		Change Before Currency
Revenues from ongoing businesses	$9,278	$9,198	1%		2%
Adjusted EBITDA	$2,460	$2,417	2%		3%
Adjusted EBITDA margin	26.5%	26.3%	20	bp	20	bp
Underlying operating profit	$1,579	$1,598	-1%		0%
Underlying operating profit margin	17.0%	17.4%	-40	bp	-40	bp
Adjusted earnings per share (EPS)	$1.34	$1.35	-1%
Free cash flow	$976	$1,030	-5%
Free cash flow from ongoing businesses	$920	$881	4%

•	Revenues from ongoing businesses were $9.3 billion, a 2% increase before currency.
•	Adjusted EBITDA was up 2% and the corresponding margin was 26.5% versus 26.3% in the prior-year period as cost savings initiatives across the company offset higher severance costs primarily incurred in the first half of the year.
•	Underlying operating profit was down 1% and the corresponding margin was 17.0% versus 17.4% in the prior-year period due mainly to the same factors that impacted adjusted EBITDA and an increase in depreciation and amortization.
•	Adjusted EPS was $1.34 compared to $1.35 in the prior-year period as lower underlying operating profit and higher interest expense were partly offset by lower tax expense.
•	Free cash flow was $976 million versus $1,030 million in the prior-year period. The decline was primarily due to lower free cash flow related to disposed businesses.

(1)	These and other non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the tables appended to this news release. Additional information is provided in the explanatory footnotes to the appended tables.

Thomson Reuters Reports Third-Quarter 2013 Results

Corporate & Other (Including Reuters News)

Reuters News revenues for the third quarter were $82 million, up 4% from the prior-year period. Corporate & Other costs for the third quarter were $70 million compared to $55 million in the prior-year period.

Business Outlook (Before Currency)

Thomson Reuters today reaffirmed its business outlook for 2013, excluding the impact of the planned charge and the pension contribution discussed below in the “Recent Developments” section of this news release. The company continues to expect:

•	revenues to grow low single digits;
•	adjusted EBITDA margin to range between 26% and 27%;
•	underlying operating profit margin to range between 16.5% and 17.5%; and
•	free cash flow to range between $1.7 billion and $1.8 billion in 2013.

The company’s 2013 Outlook includes the impact of an expected $100 million of severance expenses in 2013, $97 million of which was incurred in the first three quarters of the year. The Outlook also includes adjustments for two new accounting pronouncements as well as the reclassification of certain businesses into disposals. The company’s Outlook does not include the planned charge of approximately $350 million or planned pension contribution of approximately $500 million announced today. To facilitate comparison with the company’s 2013 Outlook, revised 2012 actual results prepared on a comparable basis to that used in 2013 are available in the “Investor Relations” section of thomsonreuters.com.

The information in this section is forward-looking and should be read in conjunction with the section below entitled “Special Note Regarding Forward-Looking Statements, Material Assumptions and Material Risks.”

Recent Developments

Thomson Reuters today announced that it plans to record a charge of approximately $350 million, which would be incurred primarily in the fourth quarter of 2013 with a smaller portion recorded in 2014. These charges are expected to help accelerate cost savings opportunities from simplification efforts across the organization, primarily in Financial & Risk.

The company also announced that it plans to make contributions of approximately $500 million to its US and UK defined benefit pension plans during the fourth quarter of 2013. The company expects the overall funded status of the plans to exceed 90% based on current market conditions. This includes the first material contribution to the US pension plan in 10 years. The contribution will be partly funded from long-term debt and is expected to eliminate any material near-term contribution requirements for the US plan.

Thomson Reuters Reports Third-Quarter 2013 Results

Capital Strategy and Dividend Updates

The company today also announced that it plans to repurchase up to $1 billion of its shares by the end of 2014. These repurchases are expected to be funded by lower acquisition spending in 2014 and a modest increase in the company’s leverage ratio target.

During the third quarter, the company repurchased approximately 2.9 million shares for an aggregate cost of approximately $100 million.

As previously announced in February 2013, Thomson Reuters increased its 2013 annual dividend by $0.02 per share to $1.30 per share. A quarterly dividend of $0.325 per share is payable on December 16, 2013 to common shareholders of record as of November 21, 2013.

Thomson Reuters
Thomson Reuters is the world's leading source of intelligent information for businesses and professionals. We combine industry expertise with innovative technology to deliver critical information to leading decision makers in the financial and risk, legal, tax and accounting, intellectual property and science and media markets, powered by the world's most trusted news organization. With headquarters in New York and major operations in London and Eagan, Minnesota, Thomson Reuters employs approximately 60,000 people and operates in over 100 countries. Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges (symbol: TRI). For more information, go to www.thomsonreuters.com.

NON-IFRS FINANCIAL MEASURES

Thomson Reuters prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

This news release includes certain non-IFRS financial measures. Thomson Reuters uses these non-IFRS financial measures as supplemental indicators of its operating performance and financial position. These measures do not have any standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS. Non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the appended tables.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS, MATERIAL ASSUMPTIONS AND MATERIAL RISKS

Certain statements in this news release, including, but not limited to, statements in the "Business Outlook (Before Currency)" section, Mr. Smith’s comments and the company’s plans about future share repurchases, lower acquisition spending and its leverage ratio target, are forward-looking. Forward-looking statements also include expectations regarding the charge and pension contribution. Forward-looking statements are based on certain assumptions and reflect the company’s current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. There is no assurance that the events described in any forward-looking statement will materialize. Decisions regarding future share repurchases will be based on market conditions, share price and other factors, including opportunities to invest capital for growth. A business outlook is provided for the purpose of presenting information about current expectations for 2013. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this news release. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

The company's 2013 business outlook is based on various external and internal assumptions. Economic and market assumptions include, but are not limited to, positive GDP growth in the countries where Thomson Reuters operates led by rapidly developing economies and a continued increase in the number of professionals around the world and their demand for high quality information and services. Internal financial and operational assumptions include, but are not limited to, continuing operational improvement in the Financial & Risk business and the successful execution of the company’s ongoing product release programs, globalization strategy, other growth initiatives and efficiency initiatives.

Thomson Reuters Reports Third-Quarter 2013 Results

Some of the material risk factors that could cause actual results or events to differ materially from those expressed in or implied by forward-looking statements in this news release include, but are not limited to, changes in the general economy; actions of competitors; failure to develop new products, services, applications and functionalities to meet customers' needs, attract new customers or expand into new geographic markets and identify areas of higher growth; increased accessibility to free or relatively inexpensive information sources; failures or disruptions of network systems or the Internet; failure to maintain a high renewal rate for subscription-based services; dependency on third parties for data, information and other services; changes to law and regulations, including the impact of the Dodd-Frank legislation and similar financial services laws around the world; failure to adapt to recent organizational changes; failure to recruit, motivate and retain high quality management and key employees; failure to meet the challenges involved in operating globally; failure to derive fully the anticipated benefits from existing or future acquisitions, joint ventures, investments or dispositions; failure to protect the brands and reputation of Thomson Reuters; impairment of goodwill and identifiable intangible assets; inadequate protection of intellectual property rights; threat of legal actions and claims; risk of antitrust/competition-related claims or investigations; downgrading of credit ratings and adverse conditions in the credit markets; fluctuations in foreign currency exchange and interest rates; the effect of factors outside of the control of Thomson Reuters on funding obligations in respect of pension and post-retirement benefit arrangements; and actions or potential actions that could be taken by the company’s principal shareholder, The Woodbridge Company Limited. These and other factors are discussed in materials that Thomson Reuters from time to time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Thomson Reuters annual and quarterly reports are also available in the “Investor Relations” section of www.thomsonreuters.com.

CONTACT
MEDIA David Crundwell Head of Corporate Affairs +1 646 223 5285 david.crundwell@thomsonreuters.com	INVESTORS Frank J. Golden Senior Vice President, Investor Relations +1 646 223 5288 frank.golden@thomsonreuters.com

Thomson Reuters will webcast a discussion of its third-quarter 2013 results today beginning at 8:30 a.m. Eastern Daylight Time (EDT).  You can access the webcast by visiting the "Investor Relations" section of www.thomsonreuters.com.  An archive of the webcast will be available following the presentation.

Thomson Reuters Reports Third-Quarter 2013 Results

Thomson Reuters Corporation
Business Segment Information
 (millions of U.S. dollars)
(unaudited)

	Three Months Ended
	September 30,		Change
	2013	2012 (1)	Total	Before Currency	Organic
Revenues
Trading	$612	$645	-5%	-5%	-5%
Investors	534	543	-2%	-1%	-1%
Marketplaces	430	439	-2%	0%	-3%
Governance, Risk & Compliance	64	55	16%	21%	16%
Financial & Risk	1,640	1,682	-2%	-1%	-3%
Legal	843	825	2%	3%	-1%
Tax & Accounting	270	250	8%	10%	6%
Intellectual Property & Science	240	219	10%	10%	3%
Corporate & Other (includes Reuters News)	82	79	4%	4%	4%
Eliminations	(2)	(3)
Revenues from ongoing businesses (2)	3,073	3,052	1%	2%	-1%
Other Businesses (3)	13	129
Revenues	$3,086	$3,181	-3%

			Change		Margin
Adjusted EBITDA (4)			Total	Before Currency	2013	2012	Change
Financial & Risk	$433	$403	7%	6%	26.4%	24.0%	240	bp
Legal	320	328	-2%	-2%	38.0%	39.8%	-180	bp
Tax & Accounting	66	58	14%	12%	24.4%	23.2%	120	bp
Intellectual Property & Science	80	72	11%	11%	33.3%	32.9%	40	bp
Corporate & Other (includes Reuters News)	(54)	(52)
Adjusted EBITDA	$845	$809	4%	4%	27.5%	26.5%	100	bp

Underlying Operating Profit (5)
Financial & Risk	$275	$250	10%	7%	16.8%	14.9%	190	bp
Legal	248	256	-3%	-4%	29.4%	31.0%	-160	bp
Tax & Accounting	34	28	21%	21%	12.6%	11.2%	140	bp
Intellectual Property & Science	61	55	11%	11%	25.4%	25.1%	30	bp
Corporate & Other (includes Reuters News)	(70)	(55)
Underlying operating profit	$548	$534	3%	0%	17.8%	17.5%	30	bp

Thomson Reuters Reports Third-Quarter 2013 Results

Thomson Reuters Corporation
Business Segment Information
 (millions of U.S. dollars)
(unaudited)

	Nine Months Ended
	September 30,		Change
	2013	2012 (1)	Total	Before Currency	Organic
Revenues
Trading	$1,858	$1,985	-6%	-6%	-6%
Investors	1,602	1,630	-2%	-1%	-1%
Marketplaces	1,337	1,315	2%	4%	-2%
Governance, Risk & Compliance	178	158	13%	14%	11%
Financial & Risk	4,975	5,088	-2%	-1%	-3%
Legal	2,483	2,408	3%	4%	0%
Tax & Accounting	875	822	6%	8%	4%
Intellectual Property & Science	707	644	10%	11%	2%
Corporate & Other (includes Reuters News)	245	244	0%	2%	2%
Eliminations	(7)	(8)
Revenues from ongoing businesses (2)	9,278	9,198	1%	2%	-1%
Other Businesses (3)	146	570
Revenues	$9,424	$9,768	-4%

			Change		Margin
Adjusted EBITDA (4)			Total	Before Currency	2013	2012	Change
Financial & Risk	$1,213	$1,247	-3%	-1%	24.4%	24.5%	-10	bp
Legal	922	917	1%	1%	37.1%	38.1%	-100	bp
Tax & Accounting	251	228	10%	10%	28.7%	27.7%	100	bp
Intellectual Property & Science	229	219	5%	5%	32.4%	34.0%	-160	bp
Corporate & Other (includes Reuters News)	(155)	(194)
Adjusted EBITDA	$2,460	$2,417	2%	3%	26.5%	26.3%	20	bp

Underlying Operating Profit (5)
Financial & Risk	$735	$793	-7%	-5%	14.8%	15.6%	-80	bp
Legal	704	708	-1%	-1%	28.4%	29.4%	-100	bp
Tax & Accounting	160	142	13%	13%	18.3%	17.3%	100	bp
Intellectual Property & Science	171	169	1%	2%	24.2%	26.2%	-200	bp
Corporate & Other (includes Reuters News)	(191)	(214)
Underlying operating profit	$1,579	$1,598	-1%	0%	17.0%	17.4%	-40	bp

Thomson Reuters Reports Third-Quarter 2013 Results

Thomson Reuters Corporation
Reconciliation of Operating Profit to Adjusted EBITDA (4)
(millions of U.S. dollars)
(unaudited)

	Three Months Ended				Nine Months Ended
	September 30,				September 30,
	2013	2012 (1)	Change		2013	2012 (1)	Change

Operating profit	$316	$372	-15%		$1,303	$2,033	-36%
Adjustments to remove:
Amortization of other identifiable intangible assets	165	158			482	459
Fair value adjustments	70	34			(21)	21
Other operating losses (gains), net	6	18			(124)	(802)
Operating profit from Other Businesses (3)	(9)	(48)			(61)	(113)
Underlying operating profit	$548	$534	3%		$1,579	$1,598	-1%
Remove:
Depreciation and amortization of computer software (excluding Other Businesses (3))	297	275			881	819
Adjusted EBITDA	$845	$809	4%		$2,460	$2,417	2%

Underlying operating profit margin (5)	17.8%	17.5%	30	bp	17.0%	17.4%	-40	bp
Adjusted EBITDA margin (4)	27.5%	26.5%	100	bp	26.5%	26.3%	20	bp

Thomson Reuters Corporation
Reconciliation of Earnings from Continuing Operations to Adjusted EBITDA (4)
 (millions of U.S. dollars)
(unaudited)

	Three Months Ended			Nine Months Ended
	September 30,			September 30,
	2013	2012 (1)	Change	2013	2012 (1)	Change

Earnings from continuing operations	$283	$451	-37%	$522	$1,675	-69%
Adjustments to remove:
Tax (benefit) expense	(33)	(147)		423	83
Other finance (income) costs	(38)	(30)		34	(44)
Net interest expense	109	106		348	342
Amortization of other identifiable intangible assets	165	158		482	459
Amortization of computer software	195	172		571	509
Depreciation	102	103		310	320
EBITDA	$783	$813		$2,690	$3,344
Adjustments to remove:
Share of post-tax earnings in equity method investments	(5)	(8)		(24)	(23)
Other operating losses (gains), net	6	18		(124)	(802)
Fair value adjustments	70	34		(21)	21
EBITDA from Other Businesses (3)	(9)	(48)		(61)	(123)
Adjusted EBITDA	$845	$809	4%	$2,460	$2,417	2%

Thomson Reuters Reports Third-Quarter 2013 Results

Thomson Reuters Corporation
Reconciliation of Underlying Operating Profit (5) to Adjusted EBITDA (4) by Business Segment
(millions of U.S. dollars)
(unaudited)

	Three Months Ended September 30, 2013			Three Months Ended September 30, 2012 (1)
	Underlying Operating Profit	Add: Depreciation and Amortization of Computer Software **	Adjusted EBITDA	Underlying Operating Profit	Add: Depreciation and Amortization of Computer Software **	Adjusted EBITDA

Financial & Risk	$275	$158	$433	$250	$153	$403
Legal	248	72	320	256	72	328
Tax & Accounting	34	32	66	28	30	58
Intellectual Property & Science	61	19	80	55	17	72
Corporate & Other (includes Reuters News)	(70)	16	(54)	(55)	3	(52)
	$548	$297	$845	$534	$275	$809

	Nine Months Ended September 30, 2013			Nine Months Ended September 30, 2012 (1)
	Underlying Operating Profit	Add: Depreciation and Amortization of Computer Software **	Adjusted EBITDA	Underlying Operating Profit	Add: Depreciation and Amortization of Computer Software **	Adjusted EBITDA

Financial & Risk	$735	$478	$1,213	$793	$454	$1,247
Legal	704	218	922	708	209	917
Tax & Accounting	160	91	251	142	86	228
Intellectual Property & Science	171	58	229	169	50	219
Corporate & Other (includes Reuters News)	(191)	36	(155)	(214)	20	(194)
	$1,579	$881	$2,460	$1,598	$819	$2,417

** excludes Other Businesses (3)

Thomson Reuters Reports Third-Quarter 2013 Results

Thomson Reuters Corporation
Reconciliation of Earnings Attributable to Common Shareholders
 to Adjusted Earnings (6)
(millions of U.S. dollars, except as otherwise indicated and except for per share data)
(unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2013	2012 (1)	2013	2012 (1)
Earnings attributable to common shareholders	$271	$441	$488	$1,637
Adjustments to remove:
Operating profit from Other Businesses (3)	(9)	(48)	(61)	(113)
Fair value adjustments	70	34	(21)	21
Other operating losses (gains), net	6	18	(124)	(802)
Other finance (income) costs	(38)	(30)	34	(44)
Share of post-tax earnings in equity method investments	(5)	(8)	(24)	(23)
Tax on above items	(18)	7	40	215
Discrete tax items	(20)	(115)	352	(224)
Amortization of other identifiable intangible assets	165	158	482	459
Discontinued operations	-	(2)	(6)	1
Interim period effective tax rate normalization (7)	(9)	(60)	3	(8)
Tax charge amortization (8)	(16)	-	(48)	-
Dividends declared on preference shares	-	-	(2)	(2)
Adjusted earnings	$397	$395	$1,113	$1,117
Adjusted earnings per share	$0.48	$0.48	$1.34	$1.35

Diluted weighted-average common shares (millions)	832.1	828.4	831.7	829.7

Thomson Reuters Corporation
Reconciliation of Net Cash Provided by Operating Activities
to Free Cash Flow from Ongoing Businesses (9)
(millions of U.S. dollars)
(unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2013	2012 (1)	2013	2012 (1)
Net cash provided by operating activities	$676	$591	$1,696	$1,713
Capital expenditures, less proceeds from disposals	(213)	(228)	(751)	(715)
Other investing activities	12	14	33	34
Dividends paid on preference shares	-	-	(2)	(2)
Free cash flow	475	377	976	1,030
Remove: Other Businesses (3)	(14)	(36)	(56)	(149)
Free cash flow from ongoing businesses	$461	$341	$920	$881

Thomson Reuters Reports Third-Quarter 2013 Results

Footnotes

(1)	Prior-period amounts have been revised to reflect the retrospective application of amendments to IAS 19, Employee Benefits and the adoption of IFRS 11, Joint Arrangements.
(2)	Revenues from ongoing businesses are revenues from reportable segments and Corporate & Other (which includes Reuters News) less eliminations. Other Businesses (see note (3) below) are excluded.
(3)	Other Businesses are businesses that have been or are expected to be exited through sale or closure that did not qualify for discontinued operations classification.

(millions of U.S. dollars)	Three Months Ended		Nine Months Ended
	September 30,		September 30,
Other Businesses	2013	2012	2013	2012

Revenues	$13	$129	$146	$570

Operating profit	$9	$48	$61	$113
Depreciation and amortization of computer software	-	-	-	10
EBITDA	$9	$48	$61	$123

(4)	Thomson Reuters defines adjusted EBITDA as underlying operating profit excluding the related depreciation and amortization of computer software. Adjusted EBITDA margin is adjusted EBITDA expressed as a percentage of revenues from ongoing businesses.
(5)	Underlying operating profit is operating profit from reportable segments and Corporate & Other (includes Reuters News). Underlying operating profit margin is the underlying operating profit expressed as a percentage of revenues from ongoing businesses.
(6)	Adjusted earnings and adjusted earnings per share include dividends declared on preference shares and amortization of the tax charges associated with the consolidation of technology and content assets but exclude the pre-tax impacts of amortization of other identifiable intangible assets as well as the post-tax impacts of fair value adjustments, other operating (gains) and losses, certain impairment charges, the results of Other Businesses (see note (3) above), other finance (income) costs, Thomson Reuters share of post-tax (earnings) losses in equity method investments, discontinued operations and other items affecting comparability. Adjusted earnings per share is calculated using diluted weighted-average shares and does not represent actual earnings or loss per share attributable to shareholders.
(7)	Adjustment to reflect income taxes based on estimated full-year effective tax rate. Reported earnings or loss for interim periods reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which Thomson Reuters operates. The adjustment reallocates estimated full-year income taxes between interim periods, but has no effect on full-year income taxes.
(8)	Reflects amortization of the tax charges associated with the consolidation of the ownership and management of technology and content assets. For the non-IFRS measure, the majority of the charges are amortized over seven years, the period over which the tax is expected to be paid.
(9)	Free cash flow is net cash provided by operating activities less capital expenditures, other investing activities and dividends paid on the company’s preference shares. Other Businesses (see note (3) above) are also removed to arrive at free cash flow from ongoing businesses.

Thomson Reuters Reports Third-Quarter 2013 Results

Thomson Reuters Corporation
Consolidated Income Statement
(millions of U.S. dollars, except per share data)
(unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2013	2012 (1)	2013	2012 (1)

Revenues	$3,086	$3,181	$9,424	$9,768
Operating expenses	(2,302)	(2,358)	(6,882)	(7,249)
Depreciation	(102)	(103)	(310)	(320)
Amortization of computer software	(195)	(172)	(571)	(509)
Amortization of other identifiable intangible assets	(165)	(158)	(482)	(459)
Other operating (losses) gains, net	(6)	(18)	124	802
Operating profit	316	372	1,303	2,033
Finance costs, net:
Net interest expense	(109)	(106)	(348)	(342)
Other finance income (costs)	38	30	(34)	44
Income before tax and equity method investments	245	296	921	1,735
Share of post-tax earnings in equity method investments	5	8	24	23
Tax benefit (expense)	33	147	(423)	(83)
Earnings from continuing operations	283	451	522	1,675
Earnings (loss) from discontinued operations, net of tax	-	2	6	(1)
Net earnings	$283	$453	$528	$1,674

Earnings attributable to:
Common shareholders	271	441	488	1,637
Non-controlling interests	12	12	40	37

Basic earnings per share	$0.33	$0.53	$0.59	$1.98
Diluted earnings per share	$0.33	$0.53	$0.58	$1.97

Basic weighted-average common shares	829,429,587	826,257,191	829,235,273	827,804,739
Diluted weighted-average common shares	832,067,013	828,405,144	831,670,061	829,747,967

(1)	Prior-period amounts have been revised to reflect the retrospective application of amendments to IAS 19, Employee Benefits and the adoption of IFRS 11, Joint Arrangements.

Thomson Reuters Reports Third-Quarter 2013 Results

Thomson Reuters Corporation
Consolidated Statement of Financial Position
(millions of U.S. dollars)
(unaudited)

	September 30,	December 31,
	2013	2012 (1)
Assets
Cash and cash equivalents	$607	$1,283
Trade and other receivables	1,709	1,818
Other financial assets	65	72
Prepaid expenses and other current assets	661	638
Current assets excluding assets held for sale	3,042	3,811
Assets held for sale	227	302
Current assets	3,269	4,113

Computer hardware and other property, net	1,257	1,416
Computer software, net	1,622	1,659
Other identifiable intangible assets, net	7,930	8,134
Goodwill	16,741	16,251
Other financial assets	322	355
Other non-current assets	569	559
Deferred tax	55	50
Total assets	$31,765	$32,537
Liabilities and equity
Liabilities
Current indebtedness	$24	$1,008
Payables, accruals and provisions	2,044	2,612
Deferred revenue	1,235	1,222
Other financial liabilities	112	95
Current liabilities excluding liabilities associated with assets held for sale	3,415	4,937
Liabilities associated with assets held for sale	-	35
Current liabilities	3,415	4,972

Long-term indebtedness	6,976	6,223
Provisions and other non-current liabilities	2,320	2,502
Other financial liabilities	45	37
Deferred tax	1,732	1,305
Total liabilities	14,488	15,039
Equity
Capital	10,428	10,371
Retained earnings	8,098	8,311
Accumulated other comprehensive loss	(1,613)	(1,537)
Total shareholders’ equity	16,913	17,145
Non-controlling interests	364	353
Total equity	17,277	17,498
Total liabilities and equity	$31,765	$32,537

(1)	Prior-period amounts have been revised to reflect the retrospective application of amendments to IAS 19, Employee Benefits and the adoption of IFRS 11, Joint Arrangements.

Thomson Reuters Reports Third-Quarter 2013 Results

Thomson Reuters Corporation
Consolidated Statement of Cash Flow
(millions of U.S. dollars)
(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012 (1)	2013	2012 (1)
Cash provided by (used in):
Operating activities
Net earnings	$283	$453	$528	$1,674
Adjustments for:
Depreciation	102	103	310	320
Amortization of computer software	195	172	571	509
Amortization of other identifiable intangible assets	165	158	482	459
Net (gains) losses on disposals of businesses and investments	(1)	11	(157)	(815)
Deferred tax	54	(104)	296	(239)
Other	87	(43)	212	18
Changes in working capital and other items	(209)	(159)	(546)	(213)
Net cash provided by operating activities	676	591	1,696	1,713

Investing activities
Acquisitions, net of cash acquired	(139)	(1,015)	(987)	(1,275)
Proceeds from (payments for) disposals of businesses and investments, net of taxes paid	3	(176)	355	1,807
Capital expenditures, less proceeds from disposals	(213)	(228)	(751)	(715)
Other investing activities	12	14	33	34
Investing cash flows from continuing operations	(337)	(1,405)	(1,350)	(149)
Investing cash flows from discontinued operations	10	-	10	90
Net cash used in investing activities	(327)	(1,405)	(1,340)	(59)

Financing activities
Proceeds from debt	-	-	1,294	-
Repayments of debt	(1,000)	-	(1,440)	(2)
Net borrowings (repayments) under short-term loan facilities	2	-	2	(423)
Repurchases of common shares	(100)	-	(100)	(168)
Dividends paid on preference shares	-	-	(2)	(2)
Dividends paid on common shares	(259)	(254)	(778)	(766)
Other financing activities	(3)	32	4	52
Net cash used in financing activities	(1,360)	(222)	(1,020)	(1,309)

Translation adjustments on cash and cash equivalents	5	5	(12)	2
(Decrease) increase in cash and cash equivalents	(1,006)	(1,031)	(676)	347
Cash and cash equivalents at beginning of period	1,613	1,782	1,283	404
Cash and cash equivalents at end of period	$607	$751	$607	$751

(1)	Prior-period amounts have been revised to reflect the retrospective application of amendments to IAS 19, Employee Benefits and the adoption of IFRS 11, Joint Arrangements.